                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                   FORM T-3/A

                   APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939

                              The FINOVA Group Inc.
--------------------------------------------------------------------------------
                               (Name of applicant)

                           4800 North Scottsdale Road
                         Scottsdale, Arizona 85251-7623
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


          Securities to be Issued Under the Indenture to be Qualified:


            Title of Class                                    Amount
            --------------                                    ------
       7.5% Senior Secured Notes                    Aggregate principal amount
          Maturing 2009 with                             of approximately
      Contingent Interest due 2016                        $3,260,000,000

                 Approximate date of proposed public offering:
                 ---------------------------------------------


              Upon the "Effective Date" under the Plan (as defined
                herein), presently anticipated to be on or about
                                August 21, 2001.


                     Name and address of agent for service:
                     --------------------------------------

                               William J. Hallinan
                      President and Chief Executive Officer
                              The FINOVA Group Inc.
                           4800 North Scottsdale Road
                         Scottsdale, Arizona 85251-7623

                                 With copies to:
                                 ---------------

    Karen E. Bertero                               Richard Lieberman
    Gibson, Dunn & Crutcher LLP                    The FINOVA Group Inc.
    333 South Grand Avenue                         4800 N. Scottsdale Road
    Los Angeles, CA 90071-3197                     Scottsdale, AZ 85251-7623

         The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

                                     GENERAL

1.       General Information.
         -------------------

         (a)      The Applicant, The FINOVA Group Inc., is a corporation.

         (b) The Applicant was organized under the laws of the State of Delaware.

2.       Securities Act Exemption Applicable.
         -----------------------------------


         The Applicant intends to offer, under the terms and subject to the conditions set forth in a Third Amended and Restated Disclosure Statement, as amended and supplemented to date (the "Disclosure Statement"), and an accompanying Joint Plan of Reorganization of Debtors Under Chapter 11 of the Bankruptcy Code (as amended, the "Plan") filed as exhibits hereto, 7.5%
Senior Secured Notes Maturing 2009 with Contingent Interest due 2016 (the "New Senior Notes") in an aggregate principal amount equal to approximately $3.26 billion. The actual aggregate principal amount of New Senior Notes to be issued will be determined as set forth in the Plan. The New Senior Notes will be issued pursuant to the indenture to be qualified under this Form T-3 (the "Indenture").

         The New Senior Notes are being offered by the Applicant in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), afforded by Section 1145 of Title 11 of the United States Code, as amended (the "Bankruptcy Code"). The Plan contemplates, among other things, the restructuring of the outstanding debt of the Applicant and eight of its direct and indirect subsidiaries (collectively the "Debtors"), including FINOVA Capital Corporation ("FNV Capital"), in part through the issuance by the Applicant of an aggregate principal amount of New Senior Notes equal to approximately $3.26 billion and determined as set forth in the Plan. The New Senior Notes will (i) mature as to principal and fixed interest 8 years after the effective date of the Plan (the "Effective Date") and as to Contingent Interest 15 years after the Effective Date, (ii) bear fixed interest, payable semi-annually to the extent that cash is available for such purpose in accordance with the Indenture, at an interest rate of 7.5% per annum, and (iii) be secured by a second-priority security interest in all of the capital stock of FNV Capital and the Intercompany Notes (defined below) and certain other property of the Applicant that may be acquired in the future. Promissory notes of FNV Capital will be issued to the Applicant in the principal amount of the aggregate principal amount of the New Senior Notes (the "Intercompany Notes") and will be secured by a second-priority lien on the assets of FNV Capital to be pledged by FNV Capital to secure a $6.0 billion loan (the "Berkadia Loan") to be made to FNV Capital by Berkadia LLC ("Berkadia"), which is owned by Berkshire Hathaway Inc. and Leucadia National Corporation ("Leucadia"). The holders of the New Senior Notes will have no right to enforce the security interests until the Berkadia Loan is paid in full. For a more complete description of the New Senior Notes, reference is made to the Indenture.


                                  AFFILIATIONS

3.       Affiliates.
         ----------

         Set forth below are all direct and indirect subsidiaries of the Applicant, all of which are wholly owned by the Applicant or its subsidiaries unless otherwise indicated. The names of indirectly owned entities are indented and listed under their direct parent entities:


                   FINOVA CAPITAL CORPORATION (Delaware)(1)

            Cactus Resort Properties, Inc. (Delaware)
            Cactus Resort Properties II, Inc. (Delaware)
            Cactus Resort Properties III, LLC (Delaware)
            Commonwealth Avenue Warehouse, Inc. (Florida)
            Desert Communications I, Inc. (Delaware)
                Desert Communications II, Inc. (Delaware)
                Desert Communications III, Inc. (Delaware)
                Desert Communications VI, Inc. (Delaware)
                     Smith Broadcasting Group of Alaska, L.P. (Delaware)(3)
                Desert Communications VII, Inc. (Delaware)
                     Constel Communications, L.P. (Delaware)(3)
                     Southtel Communications, L.P. (Delaware)(3)
            Desert Island Capital Corporation (Delaware)
            FCS 525, Inc. (Delaware)
            FCS 517, Inc. (Delaware)
            FFC Distribution Corporation (California)
            FINOVA Acquisition Corporation (Delaware)
            FINOVA Aircraft Investors, LLC (Delaware)
            FINOVA Aircraft Management, Inc. (Delaware)
            The FINOVA (Canada) Group Inc. (Canada)
                FINOVA (Canada) Capital Corporation (Canada)(1)
                FINOVA (Canada) Finance Inc. (Nova Scotia)
            FINOVA Capital Funding (II) Corporation (Delaware)
            FINOVA Capital plc (United Kingdom)(1)
                FINOVA Finance Limited (United Kingdom)
                Greyfin Services Limited (United Kingdom)
                Greyhound Guaranty Limited (United Kingdom)
                     Greyhound Credit Limited (United Kingdom)
                     FINOVA Capital Corporation Limited (United Kingdom) Greyhound Financial Services Limited (United Kingdom) The FINOVA Group Limited (United Kingdom)
                Townmead Garages Limited (United Kingdom)
            FINOVA (Cayman) Capital Ltd. (Cayman Islands)
            FINOVA Connecticut Limited Partnership (Delaware)
            FINOVA Corporate Finance Receivables LLC (Delaware)
            FINOVA Denmark, Inc. (Arizona)
            FINOVA Franchise Receivables LLC (Delaware)
            FINOVA Fund Investments, Inc. (Delaware)
            FINOVA Fund Investments II, Inc. (Delaware)
            FINOVA Fund Investments III, Inc. (Delaware)
            FINOVA Fund Investments IV, Inc. (Delaware)
            FINOVA International Finance LLC (Delaware)
            FINOVA Lease Receivables LLC (Delaware)
            FINOVA Loan Administration Inc. (Utah)(1)
            FINOVA Mezzanine Capital Inc. (Tennessee)(1)
                IOL 2000, Inc. (Tennessee)
                Recycling Technologies, Inc. (Tennessee)
                Sherwood, Inc. (Tennessee)
                SWS 5, Inc. (Tennessee)
                SWS 6, Inc. (Tennessee)
                Vision 2000, Inc. (Tennessee)
                     Vision 2000 Technologies, Inc. (Tennessee)
            FINOVA Portfolio Services, Inc. (Arizona)(1)
            FINOVA Public Finance, Inc. (Delaware)
            FINOVA Realty Mezzanine Inc. (Delaware)

            FINOVA Resort Assets Company, L.L.C. (Delaware)
            FINOVA Resort Investments Company (Delaware)
            FINOVA Resort Receivables I Inc. (Delaware)
            FINOVA Shelf Corporation (Delaware)
            FINOVA Stamford LLC (Delaware)
            FINOVA Technology Finance, Inc. (Delaware)(1)
                FINOVA Health Care Finance Limited (United Kingdom)
            FINOVA Ventana LLC (Delaware)
            FINOVA/Westbrook Mezzanine Fund, L.L.C. (Delaware) Greyfin (Nassau) Limited (Bahamas)
                Greyfin Corporation (Liberia)
            Greyhound Real Estate Investment BRB Inc. (Arizona) Greyhound Real Estate Investment Eight Inc. (Delaware) Greyhound Real Estate Investment Eleven Inc. (Delaware) Greyhound Real Estate Investment Nine Inc. (Delaware) Greyhound Real Estate Investment One Inc. (Arizona) Greyhound Real Estate Investment Seven Inc. (Delaware) Greyhound Real Estate Investment Two Inc. (Arizona) Hotel GP LLC (Delaware)
            New Jersey Realty Corporation II (California)
            New York Realty Corporation II (California)
            NY Hotel Capital LLC (Delaware)
                The Hotel Leasing (NY) LLC (Delaware)
                    The Hotel Leasing (NY) Trust (Delaware)
            Penn GP LLC (Delaware)
            Penn Hotel Investors LP (Delaware)
                Hotel Leasing (PA) LP (Delaware)
            Pine Top Insurance Company Limited (United Kingdom)
            RJ Capital, LLC (California)
            TriContinental Leasing of Puerto Rico, Inc. (Delaware) Wisconsin Hotel Operating Corporation (Wisconsin) Steiner Realty L.P. II - NJ (New York)(4)
            Steiner Realty L.P. II - NY (New York)(4)
            Steiner Realty L.P. II - OH (New York)(4)
            Surway Associates L.P. (Connecticut)(4)
       FINOVA FINANCE TRUST (Delaware) (1)(2)


--------------------

(1)     Debtor under the Plan.
(2)     Under the Plan, FINOVA Finance Trust will dissolve.
(3)     The Applicant owns 99% of these entities.
(4)     The Applicant owns a majority interest in these entities.


         See Item 4 for "Directors and Executive Officers" of the Applicant, some of whom may be deemed to be "affiliates" of the Applicant by virtue of their positions.

         Except as set forth above and in Items 4 and 5 of this application, the Applicant's affiliates, including the bases of control with respect thereto, will be unchanged upon the Effective Date.

                             MANAGEMENT AND CONTROL

4.       Directors and Executive Officers.
         --------------------------------

         The following table sets forth the names of and all offices held by all current directors and executive officers of the Applicant. Except as otherwise noted below, the address for each director and officer listed below is c/o The FINOVA Group Inc., 4800 North Scottsdale Road, Scottsdale, Arizona 85251-7623.

                    Name                                                      Office
                    ----                                                      ------
G. Robert Durham...........................   Chairman of the Board
Robert H. Clark, Jr........................   Director
Constance R. Curran........................   Director
James L. Johnson...........................   Director
Kenneth R. Smith...........................   Director
Shoshana B. Tancer.........................   Director
John W. Teets..............................   Director
William J. Hallinan........................   President and Chief Executive Officer, General Counsel and Secretary
Derek C. Bruns.............................   Senior Vice President - Internal Audit
Jack Fields III............................   Executive Vice President
Bruno A. Marszowski........................   Senior Vice President - Controller and Chief Financial Officer
William C. Roche...........................   Senior Vice President - Human Resources and Facilities Planning
Stuart C. Tashlik..........................   Senior Vice President - Strategy and Communications

         The following table sets forth the names of those persons chosen to serve as directors of the Applicant's reorganized Board of Directors upon the Effective Date.

                    Name                            Office                    Address
                    ----                            ------                    -------
Ian M. Cumming.............................       Director           Leucadia National Corporation
                                                                     315 Park Avenue South
                                                                     New York, New York 10010

Joseph S. Steinberg........................       Director           Leucadia National Corporation
                                                                     15 Park Avenue South
                                                                     New York, New York 10010

Lawrence S. Hershfield.....................       Director           Leucadia National Corporation
                                                                     1903 Wright Place, Suite 220
                                                                     Carlsbad, California 92008

R. Gregory Morgan..........................       Director           Munger, Tolles & Olson LLP
                                                                     355 South Grand Avenue 35th Floor
                                                                     Los Angeles, California 90071-1560

G. Robert Durham...........................       Director           The FINOVA Group Inc.
                                                                     4800 North Scottsdale Road
                                                                     Scottsdale, Arizona 85251-7623

Kenneth R. Smith...........................       Director           The FINOVA Group Inc.
                                                                     4800 North Scottsdale Road
                                                                     Scottsdale, Arizona 85251-7623

         Pursuant to the Plan, the Creditors' Committee shall be entitled to designate one additional member of the Applicant's reorganized Board of Directors. The Creditors' Committee has not yet designated such director. In addition, the Plan contemplates that the Applicant's business will be operated after the Effective Date under the Second Amended and Restated Management Services Agreement with Leucadia, pursuant to which Leucadia will provide the Chairman of the Board and President of the Applicant.

5.       Principal Owners of Voting Securities.
         -------------------------------------

         As of the date hereof, the Applicant is not aware of any person owning 10 percent or more of its voting securities. The Plan contemplates the issuance of additional common stock of the Applicant to Berkadia, Berkshire Hathaway Inc. and/or Leucadia or their respective subsidiaries, as shall be designated by Berkadia, Berkshire and Leucadia (the "Berkadia Parties") in an amount that will constitute 51%, or a lesser amount as may be agreed by the Berkadia Parties, of the outstanding equity of the Applicant on a fully-diluted basis as of the Effective Date. In certain circumstances, additional common stock will be issued to the Berkadia Parties after the Effective Date to maintain their percentage ownership.

                                  UNDERWRITERS

6.       Underwriters.
         ------------

         (a) Within the three years prior to the date of the filing of this application, no person acted as an underwriter of any securities of the Applicant which were outstanding on the date of this application.

         (b) No person is acting as principal underwriter of the securities proposed to be offered pursuant to the Indenture.

                               CAPITAL SECURITIES

7.       Capitalization.
         --------------


         (a) The following table sets forth certain information with respect to each authorized class of securities of the Applicant as of July 31, 2001.


                                                                       Number of                Number of
                        Title of Class                             Shares Authorized       Shares Outstanding
                        --------------                             -----------------       ------------------
Common Stock, par value $0.01 per share.....................           400,000,000              61,151,509
Preferred Stock.............................................            20,000,000                       0
Convertible Trust Originated Preferred Securities ("TOPrS") (1)          2,300,000               2,300,000

--------------------
(1) Prior to their maturity, the TOPrS are convertible into the Applicant's common stock at the election of the individual holders. Each TOPrS is convertible into 1.2774 shares of the Applicant's common stock, subject to adjustment. Pursuant to the Plan, allowed TOPrS interests will be converted into cash and New Senior Notes.

         (b) Each share of the Applicant's common stock entitles the holder thereof to one vote on each matter submitted to a vote at all meetings of the Applicant's common stockholders.

                              INDENTURE SECURITIES

8.       Analysis of Indenture Provisions.
         --------------------------------

         The following is a general description of certain provisions of the Indenture to be qualified, and the description is qualified in its entirety by reference to the form of Indenture to be filed as an exhibit hereto. Capitalized terms used below and not defined herein have the same meanings as in the Indenture.

         (a)  Events of Default; Withholding of Notice.

         Each of the following are Events of Default under the Indenture: (i) default in the payment of all or any part of the unpaid principal, if any, on the New Senior Notes when and as the same becomes due and payable at maturity, upon prepayment or by acceleration; (ii) failure by the Applicant to pay fixed interest in full on the New Senior Notes for two consecutive interest payment dates whether or not required to be paid pursuant to the "Use of Cash" covenant set forth in the Indenture, provided that both of such installments remain unpaid after such second consecutive interest payment date; (iii) failure by the Applicant or any of its Subsidiaries to observe or perform in all material respects the provisions of the "Payment" covenant and of the "Use of Cash" covenant set forth in the Indenture if such failure is not remedied within 30 days; (iv) failure by the Applicant to observe or perform in all material respects any other covenant or agreement on the part of the Applicant contained in the New Senior Notes or the Indenture if that failure is not remedied within 60 days after written notice is given to the Applicant by the Trustee or to the Applicant and the Trustee by holders of at least 25% in aggregate principal amount of the New Senior Notes then outstanding, specifying such default, requiring that it be remedied and stating that such notice is a "Notice of Default" under the Indenture; (v) from and after the payment in full of the obligations under the Berkadia Credit Agreement, failure by the Applicant or any significant subsidiary to observe or perform in all material respects any covenant or agreement on the part of the Applicant or such significant subsidiary contained in the Security Agreements, the Intercompany Notes, the Intercompany Notes Guarantee or the Intercompany Notes Pledge Agreement, if such failure is not remedied within 60 days after written notice is given to the Applicant by the Trustee or to the Applicant and the Trustee by the holders of at least 25% in aggregate principal amount of the New Senior Notes then outstanding, in either case specifying such default, requiring that such default be remedied and stating that such notice is a "Notice of Default" under the Indenture, (vi) the transfer or other disposition by the Applicant of the Intercompany Notes, other than a transfer or other disposition to a subsidiary of the Applicant where such transfer or other disposition does not result in any adverse impact on the rights of any holder of the New Senior Notes; (vii) any of the Security Agreements shall cease, for any reason, to be in full force and effect with respect to any of the collateral, or the Applicant shall so assert with respect to any Security Agreements or any lien created by any of the Security Agreements with respect to any of the collateral shall cease to be enforceable and of the same effect and priority purported to be created thereby, in each case, except with respect to any such event that is immaterial to the rights of the holders of the New Senior Notes; (viii) a default occurs under the Berkadia Loan, if such default results in the acceleration of the Berkadia Loan prior to its express maturity; (ix) any Intercompany Notes Guarantee issued by an Intercompany Notes Guarantor that is a Significant Subsidiary shall cease, for any reason, to be in full force and effect, or such Guarantor shall so assert with respect to such Intercompany Notes Guarantee, or the Intercompany Notes Pledge Agreement with respect to a Guarantor that is a Significant Subsidiary shall cease, for any reason, to be in full force and effect with respect to any of the underlying collateral of such Guarantor, or such Guarantor shall so assert with respect to such Intercompany Notes Pledge Agreement, or any lien created by the Intercompany Notes Pledge Agreement with respect to the Intercompany Collateral of such a Guarantor shall cease to be enforceable and of the same effect and priority purported to be created thereby, in each case, except with respect to any such event that is immaterial to the rights of the Company under the Intercompany Notes; and (x) certain events of bankruptcy, dissolution or reorganization of the Applicant or FNV Capital or any guarantor of the Intercompany Notes that is a significant subsidiary of the Applicant. If a Default or Event of Default under the Indenture occurs and is continuing and if it is known to a responsible officer of the Trustee, the Trustee shall mail to holders of the New Senior Notes a notice of the Default or Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default in payment on any of the New Senior Notes, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the holders of the New Senior Notes.

         (b) Authentication and Delivery of New Secured Notes; Application of Proceeds.
              -------------------------------------------------------------

         The New Senior Notes will be executed on behalf of the Applicant by an Officer under its corporate seal reproduced thereon and attested by its Secretary or one of its Assistant Secretaries. The signature of any of these officers on the New Senior Notes may be manual or by facsimile. A New Senior Note will not be valid until there appears on such New Senior Note a certificate of authentication duly executed by the Trustee by manual signature of any authenticating agent of the Trustee acceptable to the Applicant.

         There will be no proceeds (and therefore no application of such proceeds) from the issuance of the New Senior Notes because the New Senior Notes will be issued as part of an exchange for currently outstanding indebtedness, as provided in the Plan.

         (c)  Release or Release and Substitution of Property.


         The Applicant will grant to the Collateral Trustee under a collateral trust agreement among the Indenture Trustee, Berkadia, the Applicant and the Collateral Trustee a second priority security interest for the benefit of the holders of the New Senior Notes in all of the capital stock of FNV Capital and the Intercompany Notes and certain other property of the Applicant that may be acquired in the future.

         These security interests shall be released (i) upon payment in full of all fixed interest on and principal of the New Senior Notes; (ii) the collateral is foreclosed upon in accordance with the Security Agreements; or (iii) with the consent of the holders of 75% in principal amount of the New Senior Notes then outstanding voting as a single class. Until such time as all obligations under the Berkadia Loan and related guarantees are paid in full or otherwise satisfied, the security interest to be granted to the Collateral Trustee for the benefit of the holders of the New Senior Notes will be junior to the perfected, first priority security interests in the capital stock of FNV Capital and the Intercompany Notes granted to the Collateral Trustee for the benefit of Berkadia to secure the Applicant's guarantee of the Berkadia Loan. The holders of the New Senior Notes will have no right to instruct the Collateral Trustee to take action to enforce or otherwise realize on the security interests held by the Collateral Trustee unless and until all obligations under the Berkadia Loan and related guarantee have been paid in full or otherwise satisfied or released. Neither the Indenture nor the Security Agreements will restrict the sale of collateral, other than as required by the Trust Indenture Act of 1939, as amended.

         The Collateral Trust Agreement reflects appropriate intercreditor arrangements among Berkadia, the Indenture Trustee, the Applicant and FNV Capital.

         The payment of Contingent Interest will not be secured by the security interest or otherwise. Contingent Interest shall constitute general unsecured obligations of the Applicant.

         (d)  Satisfaction and Discharge of the Indenture.
              -------------------------------------------

         The Indenture will be discharged and canceled upon payment of, or satisfactory provision for payment of, all principal of, and fixed interest and Contingent Interest, if any, on the New Senior Notes.

         (e)  Statement as to Compliance.
              --------------------------

         The Applicant is required to furnish to the Trustee within 90 days after the close of each fiscal year an officers' certificate to the effect that a review of the Applicant's activities has been made with a view to determining whether its obligations under the Indenture and the New Senior Notes have been complied with and as to whether the signers have obtained knowledge of any default in the fulfillment of any such obligation during such fiscal year. If the Applicant obtains knowledge of any such default, it is required to notify the Trustee within 30 days of any such officer having actual knowledge of such default and the action it is taking and proposes to take with respect thereto.

9.       Other Obligors.
         --------------

         There is no other person who is an obligor under the Indenture.

Contents of Application for Qualification

         This Application for Qualification comprises:

         (a) Pages numbered 1 to 10, consecutively (and an attached Exhibit Index).

         (b) The statement of eligibility and qualification of the trustee under the indenture to be qualified.

         (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:


Exhibit T3A.......................    Form of Amended and Restated Certificate
                                      of Incorporation of Applicant(1)

Exhibit T3B.......................    Form of Amended and Restated Bylaws of
                                      Applicant(1)

Exhibit T3C.......................    Form of Indenture between Applicant and
                                      the Trustee

Exhibit T3D.......................    Not Applicable

Exhibit T3E.1.....................    Third Amended and Restated Disclosure
                                      Statement and accompanying Joint Plan of Reorganization of Debtors Under Chapter 11 of the Bankruptcy Code. Incorporated by reference to Exhibit 10A to a Current
                                      Report on Form 8-K filed by the Applicant on June 22, 2001 with the SEC.

Exhibit T3E.2.....................    Revised Technical Amendments to Third
                                      Amended and Restated Joint Plan of
                                      Reorganization of Debtors.

Exhibit T3F.......................    Cross reference sheet showing the
                                      location in the Indenture of the
                                      provisions inserted therein pursuant to
                                      Sections 310 through 318(a), inclusive,
                                      of the Trust Indenture Act of 1939
                                      (included as part of Exhibit T3C)

Exhibit T3G.......................    Statement of eligibility and
                                      qualification of the Trustee on Form
                                      T-1.

Exhibit 99.1......................    Form of Intercompany Notes between the
                                      Applicant and FNV Capital.

--------------------

(1) The Forms of Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws attached as Exhibits hereto shall be in effect as of the Effective Date.

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, The FINOVA Group Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this Application for Qualification to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Scottsdale, State of Arizona, on August 16, 2001.


[SEAL]

                              THE FINOVA GROUP INC.

                              By:  /s/ Richard Lieberman
                                   -------------------------------------------
                                   Name:  Richard Lieberman
                                   Title: Vice President-Deputy General
                                          Counsel and Assistant Secretary

ATTEST:

/s/ Diana Watson
-----------------------------------------
Name:  Diana Watson
Title: Assistant Secretary

                                  EXHIBIT INDEX


            Exhibit No.                               Description
            -----------                               -----------


Exhibit T3A......................     Form of Amended and Restated Certificate
                                      of Incorporation of Applicant(1)

Exhibit T3B......................     Form of Amended and Restated Bylaws of
                                      Applicant(1)


Exhibit T3C......................     Form of Indenture between Applicant and
                                      the Trustee

Exhibit T3D......................     Not applicable


Exhibit T3E.1....................     Third Amended and Restated Disclosure
                                      Statement and accompanying Joint Plan of Reorganization of Debtors Under Chapter 11 of the Bankruptcy Code. Incorporated by reference to Exhibit 10A to a Current
                                      Report on Form 8-K filed by the Applicant on June 22, 2001 with the SEC.

Exhibit T3E.2....................     Revised Technical Amendments to Third
                                      Amended and Restated Joint Plan of
                                      Reorganization of Debtors.

Exhibit T3F......................     Cross reference sheet showing the location
                                      in the Indenture of the provisions
                                      inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust
                                      Indenture Act of 1939 (included as part of Exhibit T3C)

Exhibit T3G......................     Statement of eligibility and qualification
                                      of the Trustee on Form T-1.

Exhibit 99.1.....................     Form of Intercompany Notes between the
                                      Applicant and FNV Capital.
--------------------

(1) The Forms of Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws attached as Exhibits hereto shall be in effect as of the Effective Date.

========================================================================

                                   FORM T-1

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                           STATEMENT OF ELIGIBILITY
                  UNDER THE TRUST INDENTURE ACT OF 1939 OF A
                   CORPORATION DESIGNATED TO ACT AS TRUSTEE

                     CHECK IF AN APPLICATION TO DETERMINE
                     ELIGIBILITY OF A TRUSTEE PURSUANT TO
                      SECTION 305(b)(2)             |__|

                                 ___________

                             THE BANK OF NEW YORK
              (Exact name of trustee as specified in its charter)

New York                                       13-5160382
(State of incorporation                        (I.R.S. employer
if not a U.S. national bank)                   identification no.)

One Wall Street, New York, N.Y.                10286
(Address of principal executive offices)       (Zip code)

                                 ____________

                             The FINOVA Group Inc.
              (Exact name of obligor as specified in its charter)


Delaware                                       86-0695381
(State or other jurisdiction of                (I.R.S. employer
incorporation or organization)                 identification no.)

4800 North Scottsdale Road
Scottsdale, Arizona                            85251-7623
(Address of principal executive offices)       (Zip code)

                                 _____________

          7.5% Senior Secured Notes with Contingent Interest due 2016
                      (Title of the indenture securities)

========================================================================

1.  General Iinformation. Furnish the following information as to the Trustee:

    (a) Name and address of each examining or supervising authority to which it is subject.

---------------------------------------------
         Name                 Address
---------------------------------------------

    Superintendent of Banks of the State of    2 Rector Street, New York,
    New York                                   N.Y.  10006, and Albany, N.Y.
                                               12203

    Federal Reserve Bank of New York           33 Liberty Plaza, New York,
                                               N.Y.  10045

    Federal Deposit Insurance Corporation      Washington, D.C.  20429

    New York Clearing House Association        New York, New York 10005

    (b) Whether it is authorized to exercise corporate trust powers.

    Yes.

2.  Affiliations with Obligor.

    If the obligor is an affiliate of the trustee, describe each such affiliation.

    None.

16. List of Exhibits.

    Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the "Act") and 17 C.F.R. 229.10(d).

    1. A copy of the Organization Certificate of The Bank of New York (formerly Irving Trust Company) as now in effect, which contains the authority to commence business and a grant of powers to exercise corporate trust powers. (Exhibit 1 to Amendment No. 1 to Form T-1 filed with Registration Statement No. 33-6215, Exhibits 1a and 1b to Form T-1 filed with Registration Statement No. 33-21672 and Exhibit 1 to Form T-1 filed with Registration Statement No. 33-29637.)

    4. A copy of the existing By-laws of the Trustee. (Exhibit 4 to Form T-1 filed with Registration Statement No. 33-31019.)

    6. The consent of the Trustee required by Section 321(b) of the Act. (Exhibit 6 to Form T-1 filed with Registration Statement No. 33-44051.)

    7. A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

                                   SIGNATURE



    Pursuant to the requirements of the Act, the Trustee, The Bank of New York, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on the 25th day of June, 2001.


                                  THE BANK OF NEW YORK



                                  By: /s/ MING SHIANG
                                     -----------------------------------
                                    Name: MING SHIANG
                                    Title: VICE PRESIDENT

--------------------------------------------------------------------------------

                      Consolidated Report of Condition of

                             THE BANK OF NEW YORK

                   of One Wall Street, New York, N.Y. 10286
                    And Foreign and Domestic Subsidiaries,

a member of the Federal Reserve System, at the close of business December 31, 2000, published in accordance with a call made by the Federal Reserve Bank of this District pursuant to the provisions of the Federal Reserve Act.


                                                                            Dollar Amounts
ASSETS                                                                      In Thousands

Cash and balances due from depository
 institutions:
 Noninterest-bearing balances and currency and
  coin...........................................                            $ 3,083,720
 Interest-bearing balances.......................                              4,949,333
Securities:
 Held-to-maturity securities.....................                                740,315
 Available-for-sale securities...................                              5,328,981
Federal funds sold and Securities purchased                                    5,695,708
 under agreements to resell......................
Loans and lease financing receivables:
 Loans and leases, net of unearned
 income...............36,590,456
 LESS: Allowance for loan and
 lease losses............598,536
 LESS: Allocated transfer risk
 reserve........................12,575
 Loans and leases, net of unearned income,                                    35,979,345
  allowance, and reserve.........................
Trading Assets...................................                             11,912,448
Premises and fixed assets (including capitalized                                 763,241
 leases).........................................
Other real estate owned..........................                                  2,925
Investments in unconsolidated subsidiaries and                                   183,836
 associated companies............................
Customers' liability to this bank on acceptances                                 424,303
 outstanding.....................................
Intangible assets................................                              1,378,477
Other assets.....................................                              3,823,797
                                                                             -----------
Total assets.....................................                            $74,266,429
                                                                             ============



LIABILITIES
Deposits:
 In domestic offices.............................                            $28,328,548
 Noninterest-bearing...................12,637,384
 Interest-bearing......................15,691,164
 In foreign offices, Edge and Agreement                                       27,920,690
  subsidiaries, and IBFs.........................
 Noninterest-bearing......................470,130
 Interest-bearing......................27,450,560
Federal funds purchased and Securities sold                                    1,437,916
 under agreements to repurchase..................
Demand notes issued to the U.S.Treasury..........                                100,000
Trading liabilities..............................                              2,049,818
Other borrowed money:
 With remaining maturity of one year or less.....                              1,279,125
 With remaining maturity of more than one year                                         0
  through three years............................
 With remaining maturity of more than three years                                 31,080
Bank's liability on acceptances executed and                                     427,110
 outstanding.....................................
Subordinated notes and debentures................                              1,646,000
Other liabilities................................                              4,604,478
                                                                          --------------
Total liabilities................................                            $67,824,765
EQUITY CAPITAL                                                            ==============
Common stock.....................................                              1,135,285
Surplus..........................................                              1,008,775
Undivided profits and capital reserves...........                              4,308,492
Net unrealized holding gains (losses) on                                          27,768
 available-for-sale securities...................
Accumulated net gains (losses) on cash flow                                            0
 hedges
Cumulative foreign currency translation                                    (      38,656)
 adjustments.....................................                         --------------
Total equity capital.............................                              6,441,664
                                                                          --------------
Total liabilities and equity capital.............                            $74,266,429
                                                                          ==============

     I, Thomas J. Mastro, Senior Vice President and Comptroller of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the Board of Governors of the Federal Reserve System and is true to the best of my knowledge and belief.

                                                       Thomas J. Mastro

     We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the Board of Governors of the Federal Reserve System and is true and correct.

Thomas A. Renyi   ]
Alan R. Griffith  ]                          Directors
Gerald L. Hassell ]

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